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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)




                           RAYTEL MEDICAL CORPORATION
                   -----------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                  755107-10-9
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

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CUSIP No. 755107-10-9        13G                   PAGE  2  OF 5  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard F. Bader


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                         (b) [  ]
        N/A


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                    5    SOLE VOTING POWER
                          566,767


   NUMBER OF        6    SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY
   OWNED BY
     EACH           7    SOLE DISPOSITIVE POWER
   REPORTING              566,767
    PERSON
     WITH
                    8    SHARED DISPOSITIVE POWER
                          0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        566,767

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

        [  ]  N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.4%

12   TYPE OF REPORTING PERSON*

       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages
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Item 1(a)  Name of Issuer:

                        Raytel Medical Corporation


Item 1(b)  Address of Issuer's Principal Executive Offices:

                        2755 Campus Drive, Suite 200
                        San Mateo, CA 94403


Item 2(a)  Name of Person Filing:

                        Richard F. Bader



Item 2(b)  Address of Principal Business Office:

                        Raytel Medical Corporation
                        2755 Campus Drive, Suite 200
                        San Mateo, CA 94403


Item 2(c)  Citizenship:

                        The filing person is a citizen of the United
                        States of America.

Item 2(d)  Title of Class of Securities:

                        Common Stock, $0.001 par value

Item 2(e)  CUSIP Number:

                        755107-10-9

Item 3     Type of Person:

                        Not Applicable

Item 4     Ownership (at December 31, 1998);

                   (a) Amount owned "beneficially" within the meaning of rule 13d-3: 566,767 shares; includes 146,522 shares which are subject to purchase within 60 days pursuant to the exercise of stock options.

                   (b) Percent of class: 6.4%, based on 8,672,281 shares outstanding on November 30, 1998 as reported in the



                                                              Page 3 of 5 Pages


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                                                               Page 4 of 5 Pages


                   Issuer's Report on Form 10-K for the fiscal year ended September 30, 1998.

           (c).    Number of Shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 566,767 shares

                   (ii)     shared power to vote or to direct the vote: 0

                   (iii) sole power to dispose or to direct the disposition of: 566,767 shares

                   (iv) shared power to dispose or to direct the disposition of: 0




Item 5.            Ownership of Five Percent or Less of a Class:
                        Not Applicable


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:
                        Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                        Not Applicable


Item 8.            Identification and Classification of Members of the Group:

                        Not Applicable

Item 9.            Notice of Dissolution of Group:

                        Not Applicable

Item 10.           Certification:

                        Not Applicable






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                                                              Page 5 of 5 Pages
                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999

                                               /s/  Richard F. Bader
                                               ------------------------
                                                    Richard F. Bader